Exhibit 28.1

                                                FOR IMMEDIATE RELEASE
                                                OCTOBER 22, 1997
                                                FOR ADDITIONAL INFORMATION
                                                CONTACT:  DARRELL E. BLOCKER
                                                          SR VICE PRESIDENT, CFO
                                                          (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES THIRD QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank today announced net income of $586,000 ($0.35 per share) for the Company's third quarter ended September 30, 1997 compared to net income of $225,000 ($0.12 per share) for the third quarter ended September 30, 1996, an increase of 160.4%. The current three months earnings represents an annualized return on average assets (ROA) of 1.25% and a return on average equity (ROE) of 8.66%. The September 30, 1996 third quarter and year to date net income included the FDIC's one time assessment to recapitalize the Savings Association Insurance Fund (SAIF). This SAIF assessment was approximately a $453,000 expense before tax. The assessment affected net income after tax by approximately $274,000 less income or $0.14 per share. Comparing the quarter ended 1997 net income to 1996 net income excluding the one time assessment reflected a 17.4% increase in net income.

Stephen E. Zahn, President and Chief Executive Officer, attributes the $361,000 increase in third quarter earnings for September 30, 1997 compared with September 30, 1996 to improved net interest income of $1,581,000 for the three months ended September 30, 1997 versus $1,375,000 for the comparable period 1996. The SAIF one time assessment effect on the year to date net income for 1996 was approximately $274,000 ($0.14 per share). Comparing net income year to date September 1997 to the same period 1996 excluding the one time assessment reflects a 17.9% increase in net income.

Results for the year to date showed net interest income at $4.6 million for the nine months ended September 30, 1997 compared to $4.1 million for the nine months ended September 30, 1996, a 13.5% increase. Net interest margin of 3.66% is based on average earning assets net of reserves and average interest bearing liabilities. The net interest margin for the nine months ended 1997 of 3.66% has decreased compared to the same period 1996 of 3.88%. This decrease is a result of NEIB's efforts to improve ROE using stock buybacks which have utilized liquid assets of the Company. Further, due to strong retail loan growth during this period, the Company was required to take on additional interest bearing liabilities using both FHLB advances and deposits which directly effected the net interest margin ratio. Net income for year to date was $1,601,000 (or $0.96 per share) compared to year to date 1996's net income of $1,085,000 (or $0.56 per share) a $516,000 (or $0.40 per share) increase. ROE for the nine months ended September 30, 1997 was 8.02% compared to 4.96% for the same period 1996, an increase of 3.06% or a 61.7% favorable change.

Total assets at September 30, 1997 of $190.3 million compared to September 30, 1996 assets of $169.5 million reflects a 12.3% increase. Shareholder equity at September 30, 1997 was $26.8 million compared to $29.1 million at September 30, 1996. The buybacks of $3.9 million of Treasury stock during that period accounted for the decrease in equity. As of the end of period September 30, 1997 the Company had 1,762,727 shares outstanding.

                                     -More-
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The book value of NEIB's stock is $15.43 per share as of September  30, 1997 and the last reported trade of the stock in September was at $19.50 per share.

Effective August 25, 1997, Stephen E. Zahn appointed a New Business Development Manager whom has a strong position in the community along with Commercial Banking experience. His responsibilities will include developing and implementing a solicitation program to establish new loan and deposit relationships for First Federal Savings Bank.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company's traded on the Nasdaq National Market under the symbol "NEIB".
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
                                       NORTHEAST INDIANA BANCORP
                              CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                              (Unaudited)

                             CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                  ASSETS                                                September 30,     December 31,
                                                                             1997             1996
                                                                        ------------     ------------

Cash and cash equivalents .........................................        3,080,266        6,672,374
Interest earning deposits in financial institutions-long term .....          100,000          100,000
Securities available for sale .....................................       13,714,184       11,496,031
Securities held to maturity estimated market value of $757,000
  and $891,000 at September 30, 1997 and December 31, 1996 ........          757,094          892,036
Loans receivable, net of allowance for loan loss September 30, 1997
  $1,148,000 and December 31, 1996 $1,027,000 .....................      168,958,300      146,854,690

Other real estate owned, net ......................................             --               --
Premises and equipment ............................................        1,987,470        2,009,026
Other assets ......................................................        1,722,599        1,519,963
                                                                        ------------     ------------
    Total Assets ..................................................     $190,319,913     $169,544,120
                                                                        ============     ============
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits ..........................................................       96,969,355       85,346,241
Borrowed Funds ....................................................       65,000,000       56,000,000
Accrued interest payable and other liabilities ....................        1,008,384        1,668,763
                                                                        ------------     ------------
    Total Liabilities .............................................     $162,977,739     $143,015,004
                                                                        ------------     ------------

Retained earnings - substantially restricted ......................       27,342,174       26,529,116
                                                                        ------------     ------------

    Total Liabilities and Shareholder's Equity ....................     $190,319,913     $169,544,120
                                                                        ============     ============

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
                                       CONSOLIDATED STATEMENTS OF INCOME



                                                        Three Months Ended              Nine Months Ended
                                                           September 30                    September 30
                                                       1997            1996            1997            1996
                                                   -----------     -----------     -----------     -----------
Total interest income ........................       3,703,266       3,053,203      10,442,184       8,566,568
Total interest expense .......................       2,063,677       1,626,684       5,758,696       4,438,358
                                                   -----------     -----------     -----------     -----------
   Net interest income .......................     $ 1,639,589     $ 1,426,519     $ 4,683,488     $ 4,128,210

Provision for loan losses ....................          58,500          51,000         175,500         184,200
                                                   -----------     -----------     -----------     -----------
   Net interest income after provision for
   loan losses ...............................     $ 1,581,089     $ 1,375,519     $ 4,507,988     $ 3,944,010
                                                   -----------     -----------     -----------     -----------

Total noninterest income .....................         150,573         104,302         418,384         298,100
Total noninterest expense without FDIC expense         755,390         625,411       2,245,462       1,916,120
FDIC expense .................................          14,392         494,927          40,977         572,206
                                                   -----------     -----------     -----------     -----------
   Total noninterest expenses ................         769,782       1,120,338       2,286,439       2,488,326

  Income before income tax expenses ..........     $   961,880     $   359,483     $ 2,639,933     $ 1,753,784
 ncome tax expenses ..........................         375,478         134,589       1,038,162         668,627
                                                   -----------     -----------     -----------     -----------
     Net Income ..............................     $   586,402     $   224,894     $ 1,601,771     $ 1,085,157
                                                   ===========     ===========     ===========     ===========

                                                SELECTED FINANCIAL DATA

                                                       Three Months Ended                          Nine Months Ended
                                                          September 30                              September 30
                                                   1997                  1996                1997                1996
                                                   ----                  ----                ----                ----
Earnings per share Primary                         0.35                  0.12                0.96                0.56
Earnings per share Fully Diluted                   0.33                  0.12                0.94                0.56
Net interest margin                                3.67                  3.78                3.66                3.88
Return on average assets                           1.25%                 0.57%               1.20%               0.97%
Return on average equity                           8.66%                 3.18%               8.02%               4.96%

                                                        At September 30th
                                                   1997                  1996
                                                   ----                  ----
Stockholders' equity as a % of total assets        14.37                 17.44
Book value per share                               15.43                 14.13
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